Exhibit 99.(d)(2)(p)(i)

(d)(2)(p)(i) Amendment dated 6/1/10 to Sub-Advisory Agreement relating to Transamerica Morgan Stanley Emerging Markets Debt
and Transamerica Morgan Stanley Small Company Growth

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC. AND
MORGAN STANLEY INVESTMENT MANAGEMENT INC.

THIS AMENDMENT is made as of June 1, 2010 to the Sub-Advisory Agreement dated June 23, 2004, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and Morgan Stanley Investment Management Inc. (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A. Schedule A to the Sub-Advisory Agreement dated June 23, 2004, as amended, is hereby deleted entirely and replaced as follows:

FUNDS	SUB-ADVISER COMPENSATION*

Transamerica Morgan Stanley Emerging Markets Debt	0.45% of the first $250 million of average daily net assets; and 0.35% of average daily net assets in excess of $250 million.

Transamerica Morgan Stanley Small Company Growth	0.45% of the first $500 million of average daily net assets; and 0.40% of average daily net assets in excess of $500 million.

Transamerica Morgan Stanley Mid-Cap Growth	0.40% of the first $1 billion of average daily net assets; and 0.375% of average daily net assets in excess of $1 billion.

*	As a percentage of average daily net assets on an annual basis.

In all other respects, the Sub-Advisory Agreement dated June 23, 2004, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of June 1, 2010.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples
Title:	Senior Vice President
Date:	June 1, 2010

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

By:	/s/ Randy Takian

Name:	Randy Takian

Title:	Managing Director

Date:	June 1, 2010